UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment     )*

HICKOK INCORPORATED

(Name of Issuer)

Class A Common Shares, no par value

(Title of Class of Securities)

428830103

(CUSIP Number)

Howard Groedel, Esq.

Ulmer & Berne LLP

1660 West 2nd Street

Suite 1100

Cleveland, Ohio 44113

216.583.7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 428830103	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). First Francis Company Inc. (34-1953491)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ohio
Number of shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,215,000 (1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,215,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 42.6% (1)(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	The Class A Common Shares, no par value (“Shares”) attributable to First Francis Company Inc. (“First Francis”) includes 911,250 Class A Common Shares and 303,750 shares of Class B Common Stock, no par value (“Class B Common Shares”). Each Class B Common Share is convertible into a Class A Common Share on a share-for-share basis. Each Class A Common Share is entitled to one vote. Each Class B Common Share is entitled to three votes.
(2)	Calculated based upon the 1,163,349 Class A Common Shares and 474,866 Class B Common Shares outstanding as of May 9, 2016, as reported by the Issuer on Form 10-Q for the quarterly period ending March 31, 2016, as filed with the Securities and Exchange Commission on May 16, 2016 and after giving effect to the issuance of the 911,250 Class A Common Shares and 303,750 Class B Common Shares to First Francis on July 1, 2016 in connection with the merger of a wholly-owned subsidiary of First Francis into a wholly-owned subsidiary of the Issuer (the “Merger”).

CUSIP No. 428830103	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward F. Crawford
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,335(1)
	8.	Shared Voting Power 1,215,000 (2)
	9.	Sole Dispositive Power 2,335(1)
	10.	Shared Dispositive Power 1,215,000 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,217,335 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 42.6% (1)(2)(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,000 Class A Common Shares which may be acquired upon the exercise of immediately available options.
(2)	Includes 911,250 Class A Common Shares and 303,750 Class B Common Shares held directly by First Francis. Reporting Person owns 49% of First Francis. Each Class B Common Share is convertible into a Class A Common Share on a share-for-share basis. Each Class A Common Share is entitled to one vote. Each Class B Common Share is entitled to three votes. The Reporting Person disclaims beneficial ownership of the First Francis shares, except to the extent of his pecuniary interest therein.
(3)	Calculated based upon the 1,163,349 Class A Common Shares and 474,866 Class B Common Shares outstanding as of May 9, 2016, as reported by the Issuer on Form 10-Q for the quarterly period ending March 31, 2016, as filed with the Securities and Exchange Commission on May 16, 2016 and after giving effect to the issuance of the 911,250 Class A Common Shares and 303,750 Class B Common Shares to First Francis on July 1, 2016 in connection with the Merger.

CUSIP No. 428830103	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Matthew V. Crawford
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,993,341 (1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,993,341 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,993,341 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 69.9% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 911,250 Class A Common Shares and 303,750 Class B Common Shares held directly by First Francis. Reporting Person owns 51% of First Francis. Each Class B Common Share is convertible into a Class A Common Share on a share-for-share basis. Each Class A Common Share is entitled to one vote. Each Class B Common Share is entitled to three votes. Also includes (i) 673,285 Class A Common Shares attributable to Roundball LLC, an Ohio limited liability company (“Roundball”) which includes (x) 320,918 Class A Common Shares held directly, (y) a warrant providing Roundball the right to acquire up to 100,000 Class A Common Shares at an exercise price of $2.50 per share, and (z) the right of Roundball to convert an outstanding loan to the Issuer at a conversion price of $1.85 per share into 252,367 Class A Common Shares; (ii) 95,000 Class B Common Shares held directly by Roundball; and (iii) 10,056 Class B Common Shares over which Roundball exercises voting control. The Three Bears Trust, a trust formed in Ohio, owns 50% of Roundball. The Reporting Person serves as sole Trustee of such trust. The Reporting Person disclaims beneficial ownership of the First Francis and Roundball shares, except to the extent of his pecuniary interest therein.
(2)	Calculated based upon the 1,163,349 Class A Common Shares and 474,866 Class B Common Shares outstanding as of May 9, 2016, as reported by the Issuer on Form 10-Q for the quarterly period ending March 31, 2016, as filed with the Securities and Exchange Commission on May 16, 2016 and after giving effect to the issuance of the 911,250 Class A Common Shares and 303,750 Class B Common Shares to First Francis on July 1, 2016 in connection with the Merger.

CUSIP No. 428830103	Page 5 of 10

Schedule 13D

Item 1. Security and Issuer

The class of securities to which this statement on Schedule 13D relates is the Class A Common Shares, no par value (“Class A Common Shares”) of Hickok Incorporated, an Ohio corporation (the “Issuer”). The principal executive offices of the Issuer are located at 10514 Dupont Avenue, Cleveland, Ohio 44108.

Item 2. Identity and Background

(a), (f)	This Schedule 13D is being filed as a joint statement pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act’) by First Francis Company Inc., an Ohio corporation (“First Francis”), Edward F. Crawford, a natural person and citizen of the United States (“Mr. Crawford”), and Matthew V. Crawford, a natural person and citizen of the United States (“Mr. M. Crawford”, and collectively with Mr. Crawford and First Francis, the “Reporting Persons”). The principal business address of each Reporting Person is 6065 Parkland Boulevard, Cleveland, Ohio 44124.

(b)	First Francis is a private investment company holding investments primarily in real estate and marketable securities. Mr. Crawford’s principal occupation is serving as Chairman of the Board of Directors and Chief Executive Officer of Park-Ohio Holdings Corp. (“Park-Ohio”), an industrial supply chain logistics and diversified manufacturing company. Mr. Crawford also serves as a member of the board of directors of several companies, including the Issuer. Mr. M. Crawford’s principal occupation is serving as President and Chief Operating Officer of Park-Ohio. Mr. M. Crawford also serves on the Board of Directors of the Issuer.

(c)	During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 11, 2016, a copy of which is attached hereto.

Item 3. Source and Amount of Funds or Other Consideration

On January 12, 2016, the Issuer, the Reporting Persons and certain other related parties entered into an Agreement and Plan of Merger (the “Merger Agreement”). On July 1, 2016 (the “Effective Time”), pursuant to the terms and subject to the conditions contained in the Merger Agreement, a wholly-owned subsidiary of First Francis was merged with and into a wholly-owned subsidiary of the Issuer (the “Merger”). In accordance with the Merger Agreement, and as partial consideration paid to First Francis in connection with the Merger, the Issuer issued 911,250 validly issued, fully paid and non-assessable Class A Common Shares, without par value, and 303,750 validly issued, fully paid and non-assessable Class B Common Shares, without par value, to First Francis at the Effective Time. The Merger Agreement is incorporated by reference in this filing in Exhibit 1 and any references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

CUSIP No. 428830103	Page 6 of 10

Item 4. Purpose of Transaction

The information contained in Item 3 above is hereby incorporated by reference. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of various factors including market and industry conditions. Except as otherwise provided herein in connection with the transactions reflected by the Merger Agreement, the Reporting Persons have no current plans or proposals with respect to any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) (i) First Francis beneficially owns 1,215,000 Class A Common Shares, which includes its ownership of 911,250 Class A Common Shares and 303,750 Class B Common Shares, representing 42.6% of the aggregate of the Issuer’s outstanding Class A Common Shares and outstanding Class B Common Shares. Each Class B Common Share is convertible into a Class A Common Share on a share-for-share basis. (ii) Mr. Crawford beneficially owns 1,217,335 Class A Common Shares, which includes 911,250 Class A Common Shares and 303,750 Class B Common Shares beneficially owned by First Francis, and 2,355 Class A Common Shares directly owned by Mr. Crawford (which includes 1,000 Class A Common Shares which may be acquired upon the exercise of immediately exercisable options), representing 42.7% of the aggregate of the Issuer’s outstanding Class A Common Shares and outstanding Class B Common Shares. (iii) Mr. M. Crawford beneficially owns 1,993,341 Class A Common Shares, which includes 911,250 Class A Common Shares and 303,750 Class B Common Shares beneficially owned by First Francis, and 778,341 Class A Common Shares beneficially owned by Roundball (which includes 320,918 Class A Common Shares held directly, 100,000 Class A Common Shares underlying a warrant providing Roundball the right to acquire such shares at an exercise price of $2.50 per share, 252,367 Class A Common Shares issuable to Roundball upon conversion of its outstanding convertible loan to the Issuer, 95,000 Class B Common Shares held by Roundball which are convertible on a one-for-one basis into Class A Common Shares, and 10,056 Class B Common Shares which are convertible on a one-for-one basis into Class A Common Shares over which Roundball exercises voting control, representing 69.9% of the aggregate of the Issuer’s outstanding Class A Common Shares and outstanding Class B Common Shares. The Three Bears Trust, a trust formed in Ohio, owns 50% of Roundball. Mr. M. Crawford serves as sole Trustee of such trust. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that he or it is the beneficial owner of any securities referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of his or its pecuniary interest therein, and such beneficial ownership is expressly disclaimed.

(b) (i) First Francis has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of 911,250 Class A Common Shares and 303,750 Class B Common Shares. (ii) Mr. Crawford has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of 911,250 Class A Common Shares and 303,750 Class B Common Shares, and the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of 2,335 Class A Common Shares (which includes 1,000 Class A Common Shares which may be acquired upon the exercise of immediately exercisable options). (iii) Mr. M Crawford has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of (x) 1,584,535 Class A Common Shares, which includes 911,250 Class A Common Shares held directly by First Francis, 320,918 Class A Common Shares held directly by Roundball, 100,000 Class A Common Shares underlying a warrant providing Roundball the right to acquire such shares at an exercise price of $2.50 per share, and 252,367 Class A Common Shares issuable to Roundball upon conversion of its outstanding convertible loan to the Issuer and (y) 408,806 Class B Common Shares, which includes 303,750 Class B Common Shares held directly by First Francis, 95,000 Class B Common Shares held directly by Roundball, and 10,056 Class B Common Shares over which Roundball exercises voting control. Each Class A Common Share is entitled to one vote. Each Class B Common Share is entitled to three votes.

(c) Except as set forth in Item 3, no Reporting Person has effected any transaction in the Class A Common Shares or Class B Common Shares during the past 60 days.

CUSIP No. 428830103	Page 7 of 10

(d) Except as otherwise identified in this Item 5, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 and as may be described in a Schedule 13D filed by Roundball, including any and all amendments thereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

.

CUSIP No. 428830103	Page 8 of 10

Item 7. Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger*

Exhibit 2	Joint Filing Agreement

*	Incorporated by reference from Form 8-K filed by the Issuer (Exhibit 2.1) on January 12, 2016, with the Securities and Exchange Commission.

CUSIP No. 428830103	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2016

FIRST FRANCIS COMPANY INC.

By:	/s/ Edward F. Crawford
Name:	Edward F. Crawford
Its:	President

/s/ Fred Widen, attorney-in-fact for Edward F. Crawford
Edward F. Crawford

/s/ Fred Widen, attorney-in-fact for Matthew V. Crawford
Matthew V. Crawford

CUSIP No. 428830103	Page 10 of 10

EXHIBIT INDEX

Exhibit 1	Agreement and Plan of Merger*

Exhibit 2	Joint Filing Agreement

*	Incorporated by reference from Form 8-K filed by the Issuer (Exhibit 2.1) on January 12, 2016, with the Securities and Exchange Commission.